
02037913

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from July 1, 2001 (date of inception) to December 31, 2001 (fiscal year end)

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________


RECD S.E.C.
JUL - 1 2002
1086

Commission file number 1-2516

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

MONSANTO SAVINGS AND INVESTMENT PLAN
800 North Lindbergh Boulevard
St. Louis, Missouri 63167

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PHARMACIA CORPORATION
100 Route 206 North
Peapack, New Jersey 07977

MONSANTO SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

FOR THE PERIOD FROM JULY 1, 2001 TO DECEMBER 31, 2001

AND

INDEPENDENT AUDITORS' REPORT

MONSANTO SAVINGS AND INVESTMENT PLAN

Financial Statements

Table of Contents

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Monsanto Company Employee Benefits Plan Committee:

We have audited the accompanying statement of net assets available for benefits of the Monsanto Savings and Investment Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the period from July 1, 2001 to December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits of the Plan for the period from July 1, 2001 to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

St. Louis, Missouri
June 24, 2002

MONSANTO SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001
(Dollars in thousands)

	December 31, 2001
Contributions receivable:	
Employee	$ 1,061
Employer	393
Investment in the Pharmacia Corporation and Monsanto Company Defined Contribution and Employee Stock Ownership Master Trust	1,479,057
Total assets	1,480,511
Liabilities - ESOP debt	37,699
Net assets available for benefits	$ 1,442,812

The above statement should be read in conjunction with the accompanying Notes to Financial Statements.

MONSANTO SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM JULY 1, 2001 TO DECEMBER 31, 2001
(Dollars in thousands)

	Period from July 1, 2001 to December 31, 2001
Contributions:	
Employer	$ 2,503
Employee	18,522
	21,025
Equity in Net Investment Loss of the Pharmacia Corporation and Monsanto Company Defined Contribution and Employee Stock Ownership Master Trust	(39,519)
Interest expense on ESOP debt	(1,178)
Rollovers and transfers in:	
Rollovers from pension plans	3,194
Transfer in from Pharmacia Corporation Savings and Investment Plan	1,513,154
Withdrawals	(51,877)
Administrative expenses	(1,987)
Net increase in net assets available for benefits	1,442,812
Net assets available for benefits, beginning of period	-
Net assets available for benefits, end of year	$1,442,812

The above statement should be read in conjunction with the accompanying Notes to Financial Statements.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 1, 2001 TO DECEMBER 31, 2001

1. Summary of Significant Accounting Policies

The accompanying financial statements of the Monsanto Savings and Investment Plan (the "Plan") have been prepared on the accrual basis of accounting.

In accordance with the AICPA Audit and Accounting Guide, *Audits of Employee Benefit Plans*, benefits payable to persons who have withdrawn from participation in a defined contribution plan should be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the plan. As of December 31, 2001, there were no such benefits payable.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

2. Information Regarding the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan was established as of June 11, 2001, as a successor to a portion of the Pharmacia Corporation Savings and Investment Plan ("Pharmacia Plan") for the benefit of certain employees and former employees of Monsanto Company ("Transferred Participants"). Effective as of July 1, 2001, the assets of the Pharmacia Plan that were allocated to the accounts of the Transferred Participants were transferred to the trust established under the Plan. Also effective as of July 1, 2001, a portion of the unallocated assets and liabilities, primarily debt, of the leveraged employee stock ownership plan component of the Pharmacia Plan were transferred to the Plan.

The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. Employees who have attained age 18 are generally eligible to participate in the Plan as soon as administratively possible. The cost of Plan administration is borne partially by Plan participants and partially by Monsanto (the Plan sponsor). The trustee of the Plan is The Northern Trust Company.

The Plan provides for voluntary employee contributions generally ranging from 1% to 16% of an employee's eligible pay. Employees have an option to make before-tax contributions or after-tax contributions. Subject to Internal Revenue Service discrimination tests, contributions may be all before-tax, all after-tax, or a combination of both. Generally, employee contributions to the Plan may be invested in 1% increments and allocated in any combination to the following investment fund types: a fixed income fund, a balanced fund consisting of both fixed income and equity securities, a growth and income equity fund, an international equity fund, a growth equity fund, a U.S. equity index fund or the Pharmacia Common Stock Fund, which invests in Pharmacia common stock. In addition, the plan includes four asset allocation funds which allow participants varying degrees of risk and return, including (in order of risk tolerance – least to greatest), the Conservative Portfolio Fund, the Moderate Portfolio Fund, the Moderately Aggressive Portfolio Fund, and the Aggressive Portfolio Fund. Investments in the U.S Equity Index Fund, the Balanced Fund, the Growth and Income Equity Fund, the Growth Equity Fund, the Fixed Income Fund and the International Equity Fund are used in predetermined mixes to form the asset allocation funds. As a result of the spin-off in 1997 of Solutia Inc., a former subsidiary of the former Monsanto Company (which was renamed Pharmacia Corporation in March 2000), certain Transferred Participants' accounts received common stock of Solutia. This stock is maintained in the Non-employer Stock Fund and no contributions, either employee or employer, subsequent to the spinoff can be made to this fund.

The before-tax option allows participants to elect to make before-tax contributions from gross pay before most income taxes are deducted. The participants generally cannot withdraw before-tax contributions until age 59 1/2, retirement, disability, death or termination of employment. After-tax contributions are made from participants' pay after income taxes are deducted. Withdrawal of after-tax employee contributions can be made with no penalty. Participants may change the amounts of their contributions and transfer their contributions among the investment options. Active participants who are at least age 50 and are fully vested may elect to have all or a part of the employer portion of their Pharmacia Common Stock Fund accounts sold and the proceeds invested in other investment funds (except the Non-employer Stock Fund).

Employee contributions to the Plan, up to a maximum of 7% of eligible pay, generally are matched 60% by Monsanto Company (the "Employer"). Employer contributions and related earnings are invested solely in Pharmacia common stock. In part, this is accomplished through an Employee Stock Ownership Plan (ESOP) feature that was added to the Pharmacia Plan in October 1991. Generally, Employer contributions vest and become nonforfeitable at the rate of 20% per year of service, such that employer contributions are 100% vested after five years of service. Upon completing five years of participation in the Plan, all Employer matched amounts may also be withdrawn from the Plan. A participant who has less than five years of participation in the Plan or predecessor plan cannot withdraw Employer matching contributions received during the last 24 months or Employer matching contributions that are not vested. Employer contributions immediately vest upon a change of control.

In 1991, the ESOP component of the Pharmacia Plan issued $100 million in amortizing notes and $100 million in amortizing debentures, both guaranteed by Pharmacia, and borrowed $50 million from Pharmacia. In January 1992, the proceeds from the borrowings were used to purchase approximately 18.5 million shares of common stock from Pharmacia at the average price of $13.40 per share. In 1996 and 1997, the ESOP component of the Pharmacia Plan borrowed an additional $3.7 million and $4.3 million, respectively, from Pharmacia to make payments on existing ESOP borrowings.

The Pharmacia Plan's ESOP debt was restructured effective as of July 1, 2001, in connection with the establishment and transfer of assets and liabilities to the Plan. The Plan's ESOP component received a transfer from the Pharmacia Plan's ESOP of 3,029,255 unallocated shares of Pharmacia common stock. Immediately following the debt restructuring and transfer, the Plan's ESOP debt consisted of two promissory notes (the "Notes") to Monsanto, (i) one in the principal amount of $2.2 million, bearing interest at the rate of 7.00% per annum, and having a maturity date of December 15, 2021 (the "7.00% Note"), and (ii) the other in the principal amount of $40.6 million, bearing interest at the rate of 5.71% per annum, and providing for semi-annual amortization of principal and a final maturity date of December 15, 2006 (the "5.71% Note"). The unallocated shares of Pharmacia common stock held by the Plan's ESOP component are released for allocation to participant accounts in accordance with the terms of the Plan as interest and principal on the Notes are paid. In 2001, 422,110 shares were released for allocation to participant accounts. At December 31, 2001, 2,607,145 shares remained unallocated with an approximate market value of $111 million.

The Plan obtains funds to repay the ESOP borrowings primarily through Employer contributions and dividends paid on Pharmacia common stock purchased with ESOP borrowings. As of December 31, 2001, the 7.00% Note had an outstanding principal balance of $91 thousand (due in 2021) and the 5.71% Note had an outstanding principal balance of $37,608 thousand. Interest on the Notes is payable semiannually on June 15 and December 15. In 2001, Employer contributions included $1.2 million in cash to meet the interest payments on the Notes. Scheduled maturities on the 5.71% Note are $7,343 in 2002, $7,222 in 2003, $7,917 in 2004, $7,760 in 2005, and $7,366 in 2006 (all in thousands).

Most Plan participants can obtain loans from their accounts. A participant can borrow up to the legal limit of 50% of the total vested account balance (including the employer-contributed portion of the Pharmacia Common Stock Fund account), but not more than $50,000 minus the excess of the participant's highest outstanding loan balance during the last 12 months over the participant's outstanding loan balance on the date the loan is made. The minimum loan is $1,000.

3. Information Regarding the Pharmacia Corporation and Monsanto Company Defined Contribution and Employee Stock Ownership Master Trust ("Master Trust")

The assets of the Plan have been collectively invested with the assets of the Pharmacia Corporation Savings and Investment Plan in the Master Trust. Within the Master Trust, each participating plan is entitled to an interest in the Master Trust's net assets and net earnings. At December 31, 2001 the Plan's proportionate interests in the total net assets of the Master Trust was approximately 50.7%.

The financial statements of the Master Trust have been prepared on the accrual basis of accounting. Fixed income fund investments in guaranteed investment contracts, issued by insurance companies, are valued at contract value plus accrued interest. Investments other than guaranteed investment contracts are stated at fair values, which are generally determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method, net of applicable fees and commissions.

The following information regarding the Master Trust has been certified by The Northern Trust Company, the trustee of the Master Trust, as being complete and accurate.

Net Assets Available for Benefits	(Dollars in thousands) As of December 31, 2001
Investments	
Cash and temporary investments	$ 54,636
Mellon Daily Liquidity Stock Index Fund	211,308
Capital Guardian International Equity Fund	83,897
Debt Securities including U.S. Government securities	96,285
Common stock – Pharmacia Corporation	934,258
Common stock - Solutia Inc.	22,143
Common and preferred stock – other	691,730
Guaranteed investment contracts	798,794
Loans to participants	25,641
Total investments	2,918,692
Investment receivables	2,257
Accrued expenses	(1,812)
Total	$ 2,919,137

Investment Income (loss)	(Dollars in thousands) Period from July 1, 2001 to December 31, 2001
Interest	$ 31,966
Dividends – Pharmacia Corporation	6,229
Dividends – other	5,767
Net appreciation/(depreciation) in fair value of investments:	
Common stock – Pharmacia Corporation	(82,439)
Common stock – other	(33,327)
Mutual funds	(20,179)
Debt securities	1,541
Interest income on loans to participants	1,037
Total investment loss	$(89,405)

Fair values and related unrealized gains and losses are estimated using appropriate valuation techniques based on information available as of December 31, 2001. The fair value estimates are not necessarily indicative of values the Master Trust could realize in the current market.

Guaranteed Investment Contracts

Within the Master Trust, the Fixed Income Fund currently purchases guaranteed investment contracts with various insurance companies to provide participants the issuers' commitment to repay principal plus interest. The following summarizes the guaranteed investment contracts as of December 31, 2001:

Guaranteed Investment Contracts	(Dollars in thousands) December 31, 2001
AIG Financial Products Group - Synthetic Guaranteed Investment Contract	$ 199,946
Pacific Mutual Group Annuity - Synthetic Guaranteed Investment Contract	200,233
J.P. Morgan - Synthetic Guaranteed Investment Contract	199,130
AEGON #ADA00233TR - Synthetic Guaranteed Investment Contract	199,485
Total	$ 798,794

The rate of return for the synthetic guaranteed investment contracts generally fluctuates with the return on the underlying assets. The average yields for such contracts for the period from July 1, 2001 to December 31, 2001 were:

AIG Financial Products Group	3.05%
Pacific Mutual Group Annuity	3.27%
J.P. Morgan	3.48%
AEGON #ADA00233TR	3.21%

The interest rates as of December 31, 2001 were:

AIG Financial Products Group	6.01%
Pacific Mutual Group Annuity	6.93%
J.P. Morgan	7.50%
AEGON #ADA00233TR	6.98%

Upon appropriate notification to the insurance company, the synthetic and separate account guaranteed investment contracts may be terminated. The Plan values these guaranteed investment contracts at contract value plus accrued interest. The total estimated fair value of guaranteed investment contracts was $824 million as of December 31, 2001.

Nonparticipant-Directed Investments

Except for a portion of the Pharmacia Common Stock Fund, all other funds in the Master Trust are participant directed. The Plan's ESOP debt, and related principal and interest payments are also nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment amounts in the Master Trust is as follows:

Net assets:	(Dollars in thousands) As of December 31, 2001
Cash and temporary investments	$ 14
Common stock – Pharmacia Corporation	830,595
Accrued expenses	(113)
Total	$ 830,496

Changes in Net Assets:	(Dollars in thousands) Period from July 1, 2001 to December 31, 2001
Contributions	$ 7,637
Interest	117
Dividends	5,371
Net appreciation/(depreciation)	(57,254)
Benefit payments	(18,049)
Transfers and other disbursements	(26,139)
Total	$ (88,317)

In December 2001, Monsanto made a discretionary performance contribution of an additional 20% on the first 10% of eligible pay.

4. Information Regarding Tax Status

Monsanto Company will apply on or before September 15, 2002, for a determination letter from the Internal Revenue Service (IRS) indicating that the Plan is qualified for federal income tax purposes. The Company believes that the plan is structured and being operated in compliance with section 401(a) of the Internal Revenue Code and expects to receive a favorable determination letter.

5. Priorities upon Termination of the Plan

If the Plan is terminated, all participants' account balances will be fully vested and all participants would then be entitled to a full distribution of their account balances as more fully described and set forth in the Plan document.

6. Party-in-Interest Investments and Transactions

There were no nonexempt prohibited transactions with parties in interest during the period from July 1, 2001 to December 31, 2001.

7. Subsequent Events

In July 2002, the Pharmacia Plan will be merged with and into the Pharmacia and Upjohn Employee Savings Plan. It is anticipated that the resulting plan will be renamed the Pharmacia Savings Plan. In order to effect this merger, assets and liabilities from the Master Trust representing the Pharmacia Plan's interest and obligations in and under the Master Trust will be transferred to the Pharmacia Savings Plan Master Trust and the Pharmacia Savings Plan ESOP Trust for Pharmacia Common Stock.

* * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

By: /s/ Wilma K. Schopp

Wilma K. Schopp, Chairperson of the Pharmacia Corporation Joint Administrative Committee, Plan Administrator of the Plan

July 1, 2002

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Pharmacia Corporation's Registration Statement on Form S-8 (No. 333-64129) of our report dated June 24, 2002, appearing in this annual report on Form 11-K of the Monsanto Savings and Investment Plan for the period from July 1, 2001 (date of inception) to December 31, 2001 (fiscal year end).

Deloitte & Touche LLP

St. Louis, Missouri
July 1, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ____________

Commission file number 1-2516

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PHARMACIA CORPORATION
100 Route 206 North
Peapack, New Jersey 07977

PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE PLAN YEAR ENDED DECEMBER 31, 2001

PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule

Table of Contents

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the Pharmacia Corporation Savings and Investment Plan.



PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Administrator of the
Pharmacia Corporation Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits as of December 31, 2001 and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pharmacia Corporation Savings and Investment Plan (the "Plan") at December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2000 were audited by other independent accountants whose report dated June 22, 2001 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Reportable Transactions for the year ended December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
June 28, 2002

PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND DECEMBER 31, 2000
(Dollars in thousands)

	2001	2000
Assets:		
Investments:		
Investment in the Pharmacia Corporation and Monsanto Company Defined Contribution and Employee Stock Ownership Master Trust *	$1,440,081	
Cash and temporary investments		$ 82,136
Mellon Daily Liquidity Stock Index Fund*		258,352
Capital Guardian International Equity Fund		115,587
Debt securities including U.S. Government securities		81,994
Common stock - Pharmacia Corporation*		1,384,295
Common stock - Solutia, Inc.		22,674
Common and preferred stock – other		812,479
Guaranteed investment contracts*		805,624
Loans to participants		25,539
Total Investments	1,440,081	3,588,680
Receivables:		
Company contributions	286	
Participant contributions	743	
Investment receivables		11,706
Total Receivables	1,029	11,706
Liabilities:		
ESOP debt	31,617	83,949
Accrued Expense		18,703
Total liabilities	31,617	102,652
Net assets available for benefits	$1,409,493	$3,497,734

* Individual investment securities which represent 5% or more of net assets available for benefits.

The above statements should be read in conjunction with the accompanying Notes to Financial Statements.

PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
(Dollars in thousands)

	2001
Additions:	
Additions (reductions) to net assets attributed to:	
Investment income (loss): for the period of January 1, 2001 through June 30, 2001	
Interest	$ 31,533
Dividends – Pharmacia Corporation	5,288
Dividends – other	5,803
Net depreciation in fair value of investments	
Common stock – Pharmacia Corporation	(343,244)
Common stock – other	(61,393)
Mutual funds	(30,695)
Debt securities	1,508
Interest income on loans to participants	1,062
	(390,138)
Plan Interest in the Pharmacia Corporation and Monsanto Company Defined Contribution and Employee Stock Ownership Master Trust Net Investment Loss	(49,886)
Total investment loss	(440,024)
Contributions:	
Participant	77,887
Rollovers	9,213
Company	11,883
Total additions (reductions)	(341,041)
Deductions:	
Deductions from net assets attributed to:	
Withdrawals	223,774
Transfers out to Monsanto Savings and Investment Plan	1,513,154
Administrative expenses	5,574
Interest expense on ESOP debt	4,698
Total deductions	1,747,200
Net decrease in net assets available for benefits	(2,088,241)
Net assets available for benefits, beginning of year	3,497,734
Net assets available for benefits, end of year	$1,409,493

The above statement should be read in conjunction with the accompanying Notes to Financial Statements.

PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. Summary of Significant Accounting Policies

The accompanying financial statements of the Pharmacia Corporation Savings and Investment Plan (the "Plan") have been prepared on the accrual basis of accounting.

Fixed income fund investments in guaranteed investment contracts, issued by insurance companies, are valued at contract value plus accrued interest because these investments have fully benefit-responsive features. Investments other than guaranteed investment contracts are stated at fair values, which are generally determined by quoted market prices. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Plan year, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on these investments.

Benefit payments are recorded when paid.

The Plan pays certain outside service provider expenses (e.g. recordkeeping and trustee fees) incurred in the operation of the Plan. Investment manager fees are paid by the Plan and are included in Administrative Expenses. Certain other expenses are paid by the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, mutual funds, common/collective trusts, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

2. Information Regarding the Plan

General
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Administration
Pharmacia Corporation ("Pharmacia" or the "Company") is the sponsor of the Plan. The Global Employee Benefits Oversight Committee and the Administrative Committee – U.S. Plans are responsible for administering plan operations in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA") plan documents. The Global Benefits Investment Committee is responsible for monitoring plan investments.

The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. Employees are generally eligible to participate in the Plan as soon as administratively possible. The cost of Plan administration is borne partially by Plan participants and partially by Pharmacia (the Plan sponsor). The trustee of the Plan is The Northern Trust Company.

Effective as of July 1, 2001, the account balances of the Plan that were allocated to the accounts of certain employees and former employees of Monsanto Company were transferred to the Monsanto Company Savings and Investment Plan (the "Monsanto SIP"). The allocation of these assets was based on the actual participant account balances, by investment fund, as of June 30, 2001. All investment income and gains/(losses) through December 31, 2001, were subsequently allocated based on the actual participant account balances, by investment fund, as of December 31, 2001. The assets underlying these accounts continued to be held in a master trust serving both the Plan and the Monsanto SIP.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions, and Plan earnings. Participants' accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Contributions and Vesting

The Plan provides for voluntary employee contributions generally ranging from 1% to 16% of an employee's eligible pay. Employees have an option to make before-tax contributions or after-tax contributions. Subject to Internal Revenue Service discrimination tests, contributions may be all before-tax, all after-tax, or a combination of both. Generally, employee contributions to the Plan may be invested in 1% increments and allocated in any combination to the following investment fund types: a fixed income fund, a balanced fund consisting of both fixed income and equity securities, a growth and income equity fund, an international equity fund, a growth equity fund, a U.S. equity index fund or the employer stock fund, which invests in Pharmacia common stock. In addition, the Plan includes four asset allocation funds which allow participants varying degrees of risk and return, including (in order of risk tolerance – least to greatest), the Conservative Portfolio Fund, the Moderate Portfolio Fund, the Moderately Aggressive Portfolio Fund, and the Aggressive Portfolio Fund. Investments in the U.S Equity Index Fund, the Balanced Fund, the Growth and Income Equity Fund, the Growth Equity Fund, the Fixed Income Fund and the International Equity Fund are used in predetermined mixes to form the asset allocation funds. As a result of the spin-off of Solutia, Inc., a former subsidiary of the former Monsanto Company, prior to 1998, certain participants' accounts received common stock of Solutia. This stock is maintained in the non-employer stock fund and no contributions either employee or employer, subsequent to the spinoff can be made to this fund.

The before-tax option allows participants to elect to make before-tax contributions from gross pay before most income taxes are deducted. The participants generally cannot withdraw before-tax contributions until age 59 1/2, retirement, disability, death or termination of employment. After-tax contributions are made from participants' pay after income taxes are deducted. Withdrawal of after-tax employee contributions can be made with no penalty. Participants may change the amounts of their contributions and transfer their contributions among the investment options. Active participants who are at least age 50 and are fully vested may elect to have all or a part of the employer portion of their Pharmacia Common Stock Fund accounts sold and the proceeds invested in other investment funds (excluding the Non-employer Stock Fund).

Employee contributions to the Plan, up to a maximum of 7% of eligible pay, generally are matched 60% by Pharmacia. In December 2001, Pharmacia made discretionary performance contributions of an additional 20% on the first 10% of eligible pay. Employer contributions and related earnings are invested solely in Pharmacia common stock. In part, this is accomplished through an Employee Stock Ownership Plan (ESOP) feature added to the Plan in October 1991. Dividends paid on Pharmacia common stock are reinvested. Generally, Employer contributions vest and become non-forfeitable at the rate of 20% per year of service, such that employer contributions are 100% vested after five years of service. Upon completing five years of participation in the Plan, all Employer matched amounts may also be withdrawn. A participant who has less than five years of participation in the Plan cannot withdraw Employer matching contributions received during the last 24 months and Employer matching contributions that are not vested. Vesting of employer contributions is accelerated upon a change of control of the Plan sponsor.

Leveraged ESOP
In 1991, in connection with the ESOP component, the Plan issued $100 million in amortizing notes and $100 million in amortizing debentures, both guaranteed by Pharmacia (the "Public Debt"), and borrowed $50 million from Pharmacia (the "Internal Debt"). In January 1992, the proceeds from the borrowings were used to purchase approximately 18.5 million shares of common stock from Pharmacia at the average price of $13.40 per share. This stock is released for allocation to participant accounts in accordance with the terms of the Plan as interest and principal on the borrowings are paid. In 1996 and 1997, the Plan borrowed an additional $3.7 million and $4.3 million, respectively, from Pharmacia to make payments on existing ESOP borrowings.

Pursuant to an Employee Benefits and Compensation Allocation Agreement, effective June 13, 2001, the Plan trust entered into separate Plan Separation, Loan, Assignment and Assumption Agreements with Pharmacia and Monsanto (the "Separation Agreements"). The Separation Agreements required the provision of two separate new loans by Pharmacia and Monsanto to the ESOP in order to permit the ESOP to redeem a portion of the remaining Public Debt and restructure the remaining Internal Debt. The terms of the new and restructured loans and the redemption of the Public Debt were negotiated and approved by U.S. Trust Company, N.A., acting as an independent fiduciary to the Plan for this purpose.

Effective July 1, 2001, 54.6% of the unallocated assets held by the ESOP were transferred to a new trust established under a new qualified retirement plan, the Monsanto Company Savings and Investment Plan (the "New Monsanto SIP"). In connection with this transfer, the trust under the New Monsanto SIP assumed the Plan's obligations under the new loan held by Monsanto. The trust under the New Monsanto SIP also assumed the larger of the separate obligations that was created by restructuring the Internal Debt, which represents 54.6% of the outstanding June 29, 2001 principal balance of the Internal Debt.

As of December 31, 2001, the outstanding principal balance on the Plan's Public Debt was $9,017,960 (carrying an interest rate of 8.13% and maturing on December 15, 2006). In addition, the Plan carried two separate internal notes payable to Pharmacia. The outstanding principal balance of the first note as of December 31, 2001 was $22,242,734 (carrying an interest rate of 5.71% and maturing on December 15, 2006). The outstanding principal balance of the second note as of December 31, 2001 was $355,935 (carrying an interest rate of 7.00% and maturing on December 15, 2021). Also as of December 31, 2001, the Plan held 2,190,554 shares of unallocated Pharmacia Common Stock. During 2001, 791,677 shares were allocated to participant accounts and 3,029,255 shares were transferred to the New Monsanto SIP in connection with the spin off of that plan.

Projected principal loan payments on the total ESOP debt are as follows:

Year	Amount
2002	$ 6,020,922
2003	5,949,052
2004	6,569,950
2005	6,477,302
2006 - 2021	6,599,403
Total	$31,616,629

Participant Loans
Most Plan participants can obtain loans from their accounts. A participant can borrow up to the legal limit of 50% of the total vested account balance (including the employer-contributed portion of the Pharmacia Common Stock Fund account), but not more than $50,000 minus the excess of the participant's highest outstanding loan balance during the last 12 months over the participant's outstanding loan balance on the date the loan is made. The minimum loan is $1,000. The interest rates are set quarterly and are based on the prime interest rates. Participants can establish a loan repayment schedule from 12 to 60 months.

3. Information Regarding the Pharmacia Corporation and Monsanto Company Defined Contribution and Employee Stock Ownership Master Trust ("Master Trust")

Effective July 1, 2001, the Master Trust was formed and the assets of the Plan were collectively invested with the assets of the new Monsanto SIP in the Master Trust. Within the Master Trust, each participating plan is entitled to a specific interest in the Master Trust's net assets and net earnings. At December 31, 2001 the Plan's specific interests in the total net assets of the Master Trust was approximately 49%.

Net Assets Available for Benefits	(Dollars in thousands) As of December 31, 2001
Investments	
Cash and temporary investments	$ 54,636
Mellon Daily Liquidity Stock Index Fund	211,308
Capital Guardian International Equity Fund	83,897
Debt Securities including U.S. Government securities	96,285
Common stock – Pharmacia Corporation	934,258
Common stock - Solutia Inc.	22,143
Common and preferred stock – other	691,730
Guaranteed investment contracts	798,794
Loans to participants	25,641
Total investments	2,918,692
Investment receivables	2,257
Accrued expenses	(1,812)
Total	$ 2,919,137

Investment Income (loss)	(Dollars in thousands) Period from July 1, 2001 to December 31, 2001
Interest	$ 31,966
Dividends – Pharmacia Corporation	6,229
Dividends – other	5,767
Net depreciation in fair value of investments:	
Common stock – Pharmacia Corporation	(82,439)
Common stock – other	(33,327)
Mutual funds	(20,179)
Debt securities	1,541
Interest income on loans to participants	1,037
Total investment loss	$(89,405)

Guaranteed Investment Contracts

Within the Master Trust, the fixed income fund currently purchases benefit-responsive guaranteed investment contracts with various insurance companies to provide participants the issuers' commitment to repay principal plus resultant earnings. The following summarizes the guaranteed investment contracts as of December 31, 2001 and 2000:

Guaranteed Investment Contracts	(Dollars in thousands) Contract Value 2001	2000
AIG Financial Products Group Synthetic Guaranteed Investment Contract	$ 199,946	$202,419
Pacific Mutual Group Annuity Synthetic Guaranteed Investment Contract	200,233	201,835
J.P. Morgan Synthetic Guaranteed Investment Contract	199,130	199,983
AEGON #ADA00233TR Synthetic Guaranteed Investment Contract	199,485	201,387
Total	$ 798,794	$805,624

The rate of return for the synthetic guaranteed investment contracts generally fluctuates with the return on the underlying assets. The average yields for 2001 and 2000 were:

	2001	2000
AIG Financial Products Group	6.10%	6.50%
Pacific Mutual Group Annuity	6.54%	6.30%
J.P. Morgan	6.96%	5.70%
AEGON #ADA00233TR	6.41%	6.24%

The interest rates as of December 31, 2001 and 2000 were:

	2001	2000
AIG Financial Products Group	6.01%	7.05%
Pacific Mutual Group Annuity	6.93%	6.78%
J.P. Morgan	7.50%	6.32%
AEGON #ADA00233TR	6.98%	6.70%

Upon appropriate notification to the insurance company, the synthetic and separate account guaranteed investment contracts may be terminated.

The Plan values these guaranteed investment contracts at contract value plus accrued interest. The total estimated fair value of guaranteed investment contracts was $824 million and $817 million as of December 31, 2001 and 2000, respectively. Fair values are estimated using appropriate valuation techniques based on information available as of December 31, 2001. The fair value estimates are not necessarily indicative of values the Plan could realize in the current market.

The above-mentioned guaranteed investment contracts, Pharmacia Corporation common stock, and shares of the Mellon Daily Liquidity Stock Index Fund, represent the only investments of the Plan which are individually greater than 5% of the Plan's net assets.

Nonparticipant-Directed Investments

Except for a portion of the employer stock fund, all other funds in the Master Trust are participant directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment amounts as of December 31, 2001 and 2000 as presented below:

	(Dollars in thousands)	
Net assets:	2001	2000
Cash and temporary investments	$ 14	$ 5,061
Common stock – Pharmacia Corporation	830,595	1,273,836
Total assets	830,609	1,278,897
Accrued Expenses	113	108
ESOP debt	69,316	83,949
Total liabilities	69,429	84,057
Net assets	$ 761,180	$1,194,840

Changes in net assets:	(Dollars in thousands) Year ended December 31, 2001
Contributions	$ 14,386
Interest	375
Dividends	10,310
Net depreciation	(360,941)
Benefit payments	(52,383)
Transfers and other disbursements	(45,407)
Total	$ (433,660)

4. Information Regarding Tax Status

Pharmacia has received a determination letter dated May 21, 2001 from the Internal Revenue Service (IRS) indicating that the Plan was in compliance with the applicable requirements of the Internal Revenue Code.

5. Priorities upon Termination of the Plan

If the Plan is terminated, all participants' account balances will be immediately fully vested and all participants would then be entitled to a full distribution of their account balances as more fully described and set forth in the Plan document.

6. Related-Party Transactions

At December 31, 2001 the Master Trust owned 21,905,232 shares of Pharmacia common stock at a cost of $539,515,734. At December 31, 2000 the Plan owned 22,693,355 shares of Pharmacia common stock at a cost of $475,162,122. In addition, funds are invested in a short-term investment fund managed by The Northern Trust Company, the trustee for the Master Trust and the Plan. At December 31, 2001 the fair value of the Northern Trust Company short-term investment account was $33,466,247. At December 31, 2000 the fair value of the Northern Trust Company short-term investment account was $58,579,713.

7. Subsequent Events

On June 28, 2001, the Global Employee Benefits Oversight Committee approved the amendment and restatement of the Pharmacia & Upjohn Employee Savings Plan, to be effective July 1, 2002. The Committee also approved the merger of the Plan, with and into this New Plan, to be named the Pharmacia Savings Plan, also to be effective July 1, 2002. In order to effect this merger, assets and liabilities from the Plan's Master Trust representing the Plan's interest and obligations in and under the Master Trust will be transferred to The New Plan's Master Trust and The New Plan's ESOP Trust for Pharmacia Common Stock. The New Plan will include the Retirement Choice Program and New Investment Options. Under the Retirement Choice program, participants will have a choice of two retirement benefit options. Option 1 offers additional Pension Plan benefits and Option 2 offers additional Savings Plan benefits. Participants will receive a pension and savings benefit under either option and can choose between Options 1 and 2 on an annual basis. In addition, the New Plan will offer New Investment Options in the form of eight core investment funds and four pre-mixed investment funds. The eight core investment funds are the Income Fund, the Core Bond Fund, the Value Stock Fund, the Large Company Stock Fund, the Growth Stock Fund, the Mid-Small Company Stock Fund, the International Stock Fund, and Pharmacia Common Stock Fund. The pre-mixed funds are the Conservative Pre-Mixed Fund, the Moderate Pre-Mixed Fund, the Moderately Aggressive Pre-Mixed Fund and the Aggressive Pre-mixed Fund. These funds offer varying degrees of risk and return. They are invested in the Core Bond Fund, the Large Company Stock Fund, the Mid-Small Company Stock Fund, and the International Stock Fund in predetermined percentages to form the funds. All Plan assets are to be invested in the New Investment Options as of July 1, 2002.

* * * * * *

PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE

Schedule H, line 4j –Schedule of Reportable Transactions
For the Year Ended December 31, 2001

(a) Identify of Party Involved	(b) Description of Asset	Number of Transactions	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
The Northern Trust*	Pharmacia Corp Com CUSIP: 71713U102	53	132,580,380	-	-	-	132,580,380	132,580,380	-
		80		122,080,234	-	-	75,221,061	122,080,234	-
The Northern Trust*	COLTV STIF CUSIP: 195997KR1	899	481,560,843	-	-	-	481,560,843	481,560,843	-
		998		498,782,277	-	-	498,782,277	498,782,277	-

* Represents a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

By: /s/ Wilma K. Schopp

Wilma K. Schopp, Chairperson of the Pharmacia Corporation Joint Administrative Committee, Plan Administrator of the Plan

July 1, 2002

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-91684) of Pharmacia Corporation of our report dated June 28, 2002 relating to the financial statements of the Pharmacia Corporation Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, New Jersey
July 1, 2002

1701 Market Street
Philadelphia, PA 19103-2921
215.963.5000
Fax: 215.963.5299

Morgan, Lewis & Bockius LLP
COUNSELORS AT LAW


REC'D S.E.C.
JUL 0 1 2002
1086

John D. Martini
215.963.5021
jmartini@morganlewis.com

July 1, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Pharmacia Corporation Savings and Investment Plan
Monsanto Company Savings and Investment Plan

Dear Sir or Madam:

Please find enclosed for filing on behalf of the Pharmacia Corporation Savings and Investment Plan, the Monsanto Company Savings and Investment Plan, and Pharmacia Corporation, pursuant to the Securities Exchange Act of 1934: Four manually signed copies of the Form 11-K for the Pharmacia Corporation Savings and Investment Plan and Monsanto Company Savings and Investment Plan with exhibits.

There is no filing fee for these filings.

Please acknowledge receipt of this package by returning the acknowledgment copy of this letter with the messenger delivering this filing.

If you have any comments or questions please contact John Martini on (215) 963-5021.

Yours sincerely,



John D. Martini

JDM/nmm

Enclosures